SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

Vertigo Naos Building 6,

Rue Eugene Ruppert,

L-2453, Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Luxembourg, September 12, 2018 - ADECOAGRO S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K) (“Adecoagro” or “Company”) today announced that following months of negotiations and analysis, the Company withdrew its prior joint-venture offer and submitted to SanCor Cooperativas Unidas Limitadas (“SanCor”) a new investment proposal to acquire two milk processing plants and two trademarks. The new investment proposal remains subject to the satisfaction of certain conditions precedent and the approval of the constituent members of SanCor.

The transaction contemplates the acquisition of the assets, free of debt, liabilities or liens. One plant is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on production of fluid milk for the domestic market. The other plant, located in the city of Morteros, Province of Cordoba, produces dry milk for export, and cheese. In addition, the new proposal contemplates the acquisition of the “Las 3 Niñas” and “Angelita” trademarks. Both brands are well recognized in the Argentine community and represent a solid commercialization vehicle for the final dairy products.

We believe the acquisition will allow us to benefit from synergies of our efficient free stall production system, while at the same time provide us with the necessary flexibility to divert sales into the export and domestic market, based on relative profitability with a view to generate attractive returns.

Investor Relations Department

Charlie Boero Hughes

CFO

Juan Ignacio Galleano

IRO

Email: ir@adecoagro.com

Tel: +54 (11) 4836-8624

About Adecoagro:

Adecoagro is a leading agro industrial company in South America. Adecoagro owns over 247 thousand hectares of farmland and several industrial facilities spread across the most productive regions of Argentina, Brazil and Uruguay, where it produces over 1.9 million tons of agricultural products including sugar, ethanol, bio-electricity, milled rice, corn, wheat, soybean and dairy products, among others.

About SanCor:

SanCor is amongst the largest milk processors and marketers in Argentina. The Company produces a wide range of dairy products, including milk, powdered milk, cheese, cream. The Company owns several industrial assets with a total processing capacity of 4 million liters per day.

Forward-Looking Statements

The attached press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in our filings with the SEC and the following:(i) the company’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the company’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the company operates, environmental laws and regulations; (iv) the implementation of the company’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the company’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the company’s financing strategy and capital expenditure plan; (vii) the maintenance of the company’s relationships with customers; (viii) the competitive nature of the industries in which the company operates; (ix) the cost and availability of financing; (x) future demand for the commodities the company produces; (xi) international prices for commodities; (xii) the condition of the company’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the company’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the company’s filings and submissions with the SEC. All forward-looking statements set forth in the attached press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations. Forward-looking statements set forth in the attached press release speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: September 12, 2018.	By:	/s/ Carlos Boero Hughes
	Name:	Carlos Boero Hughes
	Title:	Chief Financial Officer